SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 12)*

Federal-Mogul Holdings Corporation

(Name of Issuer)

Common Stock, Par Value $0.01

(Title of Class of Securities)

313549 404

(CUSIP Number)

Jesse A. Lynn, Esq.

General Counsel

Icahn Enterprises L.P.

767 Fifth Avenue, 47th Floor

New York, New York 10153

(212) 702-4380

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 6, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

Item 1. Security and Issuer

The Schedule 13D filed with the Securities and Exchange Commission on January 7, 2008, as previously amended (the “Initial 13D”), by the Reporting Persons with respect to the shares of Common Stock, par value $0.01 (the “Shares”), issued by Federal-Mogul Holdings Corporation (the “Issuer”), is hereby further amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 of the Initial 13D is hereby amended by adding the following:

FM Holdings intends to use funds from its working capital to pay for (i) Shares accepted in the Offer (as defined in Item 6) (ii) any consideration for the Merger (as defined in Item 6).

The disclosure contained under the heading “Federal-Mogul Merger Agreement” in Item 6 is incorporated herein by reference.

Item 4. Purpose of Transaction

Item 4 of the Initial 13D is hereby amended by adding the following:

On September 6, 2016, AEP and FM Holdings entered into a Merger Agreement (as defined in Item 6) with the Issuer.  The disclosure contained under the heading “Federal-Mogul Merger Agreement” in Item 6 is incorporated herein by reference.

If the Transactions (as defined in Item 6) are consummated, the Issuer will become a wholly owned subsidiary of IEP (as defined in Item 6), the Shares will be delisted from The NASDAQ Global Select Market and the Shares will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the “Exchange Act”), among other matters.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Initial 13D is hereby amended by adding the following:

Federal-Mogul Merger Agreement

On September 6, 2016, AEP and FM Holdings entered into an Agreement and Plan of Merger (the “Merger Agreement”) with the Issuer.  Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, FM Holdings will commence a cash tender offer (the “Offer”) to acquire, subject to the terms and conditions of the Merger Agreement, all of the issued and outstanding Shares not already owned by FM Holdings and its affiliates, for a purchase price of $9.25 per share, net to the seller in cash (the “Offer Price”), without interest, less any applicable tax withholding.

FM Holdings has agreed to commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer as promptly as practicable after the date of the Merger Agreement.  The consummation of the Offer is conditioned on (a) a non-waivable condition that there be validly tendered in the Offer (and not properly withdrawn) that number of shares which would (i) represent at least a majority of the issued and outstanding Shares, excluding Shares owned by Icahn Enterprises L.P., the ultimate parent of FM Holdings (“IEP”), AEP, FM Holdings any of their respective affiliates, and (ii) together with the Shares then owned by FM Holdings, represent at least one Share more than 90% of the then outstanding Shares, (b) the accuracy of the representations and warranties and compliance with the covenants contained in the Merger Agreement, subject to certain qualifications, and (c) other customary conditions.

The Merger Agreement provides that, subject to its terms and conditions, as soon as practicable following the consummation of the Offer, Merger Sub will merge with and into the Issuer (the “Merger” and, together with the Offer, the “Transactions”), with the Issuer surviving the Merger as an indirect wholly owned subsidiary of IEP.  The consummation of the Merger is subject to FM Holdings having accepted for payment and paid for Shares validly tendered (and not properly withdrawn) in the Offer and another customary closing condition.

At the effective time of the Merger, each Share not purchased in the Offer, other than Shares owned (i) by FM Holdings, AEP or any of their respective affiliates, (ii) by the Issuer or any of its subsidiaries, or (iii)  by any stockholder of the Issuer who has submitted and has not withdrawn or otherwise lost or failed to perfect a demand for appraisal rights under Section 262 of the General Corporation Law of the State of Delaware, will be converted into the right to receive an amount, in cash and without interest, equal to the Offer Price.

Each outstanding equity award under the Issuer’s stock plans that is outstanding immediately prior to the effective time of the Merger will remain outstanding subject to the vesting and other restrictions set forth in the applicable award agreement and such stock plans and vesting of such equity awards will not be accelerated by virtue of the transactions contemplated by the Merger Agreement.

The parties to the Merger Agreement have made have made customary representations, warranties and covenants in the Merger Agreement. The Merger Agreement also contains certain termination rights of AEP and the Company.

The foregoing description of the Merger Agreement is not complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit 1 to this Schedule 13D and incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

1.              Agreement and Plan of Merger, dated as of September 6, 2016, by and among American Entertainment Properties Corp., IEH FM Holdings LLC and Federal-Mogul Holdings Corporation (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Icahn Enterprises Holdings L.P. on September 7, 2016).

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 7, 2016

IEH FM HOLDINGS LLC

By: Icahn Enterprises Holdings L.P., its sole member

By: Icahn Enterprises G.P. Inc., its general partner

By:	/s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

AMERICAN ENTERTAINMENT PROPERTIES CORP.

By:	/s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

ICAHN BUILDING LLC
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner

By:	/s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner

By:	/s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

ICAHN ENTERPRISES G.P. INC.

By:	/s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

BECKTON CORP.

By:	/s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

/s/ Carl C. Icahn
CARL C. ICAHN

[Signature Page of Amendment No. 12 to Schedule 13D — Federal-Mogul Holdings Corporation]